KIMBER RESOURCES INC.

Interim Consolidated Financial Statement
(Unaudited)
(stated in Canadian dollars)

Three Months Ended September 30, 2007

KIMBER RESOURCES INC.
Interim Consolidated Balance Sheets
     (Unaudited)
(stated in Canadian dollars)

		September 30,	June 30,
		2007	2007

ASSETS
Current assets
Cash and cash equivalents		$4,933,606	$6,200,602
Amounts receivable (note 4)		185,433	429,481
Prepaid expenses		58,811	57,246
		5,177,850	6,687,329

Equipment (note 5)		622,986	644,230

Unproven mineral right interests (Schedule and note 3)		33,015,748	32,176,965
		$38,816,584	$39,508,524

LIABILITIE	S
Current liabilities
Accounts payable and accrued liabilities		$481,148	$663,642
Due to related parties (note 9)		611,059	652,012
		1,092,207	1,315,654
Contingent liability (note 10)

SHAREHOLDERS'	EQUITY
Share capital (note 7)		46,953,582	46,762,332

Contributed surplus (note 8)		2,150,291	1,970,385

Deficit		(11,379,496)	(10,539,847)
		37,724,377	38,192,870
		$38,816,584	$39,508,524

Nature of operations (note 1)
Subsequent events (note 11)

Approved on behalf of the Board of Directors:

“R V Longe”	“Peter Nixon”
Director	Director

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
Interim Consolidated Statements of Operations and Deficit
     (Unaudited)
(stated in Canadian dollars)

	Three Months Ended September 30,
	2007	2006

Expenses
Amortization of equipment	$6,516	$9,414
Foreign exchange (gain) loss	18,916	(21,058)
General exploration	-	38,974
Interest and bank charges	393	482
Investor relations and shareholder communications	11,474	31,211
Legal, audit and consulting	226,677	68,727
Office and miscellaneous	67,435	53,323
Rent	46,630	25,834
Salaries and benefits	289,540	197,275
Stock-based compensation (note 8)	179,906	98,815
Transfer and filing fees	23,588	21,018
Travel and accommodation	33,466	39,063
	904,541	563,078

Loss before other items	(904,541)	(563,078)

Other items
Investment income	58,079	144,861
Other income	6,813	-

Net loss for the period	(839,649)	(418,217)

Deficit - beginning of period	(10,539,847)	(6,725,909)

Deficit - end of period	$(11,379,496)	$(7,144,126)

Loss per share – basic and diluted	$(0.02)	$(0.01)

Weighted average number of common shares outstanding	49,566,011	47,255,194

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
Interim Consolidated Statements of Cash Flows
     (Unaudited)
(stated in Canadian dollars)

	Three Months Ended September 30,
	2007	2006

Cash provided by (used for):

Operating Activities
Net loss for the period	$(839,649)	$(418,217)
Items not involving cash
Amortization of equipment	6,516	9,414
Stock-based compensation	179,906	98,815
	(653,227)	(309,988)

Net changes in non-cash working capital items
Amounts receivable	16,113	3,341
Prepaid expenses	(1,565)	(7,134)
Accounts payable and accrued liabilities	(94,987)	144,530
Due to related parties	(40,953)	-
	(774,619)	(169,251)

Investing Activities
Purchase of equipment	(9,789)	(111,853)
Unproven mineral right interests	(673,838)	(3,788,886)
	(683,627)	(3,900,739)

Financing Activities
Common shares issued for cash	191,250	395,400
	191,250	395,400

Decrease in cash during the period	(1,266,996)	(3,674,590)

Cash and cash equivalents - beginning of period	6,200,602	15,866,960

Cash and cash equivalents - end of period	$4,933,606	$12,192,370

Supplementary financial information
Non-cash investing activities
Amounts receivable for unproven mineral rights interests	$227,935	$(260,984)
Accounts payable for unproven mineral rights interests	(87,507)	185,640
Amortization	24,517	23,812
	$164,945	$(51,532)

Cash and cash equivalents comprise of
Cash	313,934	827,946
Banker’s acceptance notes	4,619,672	11,364,424
	$4,933,606	$12,192,370

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
Interim Consolidated Schedule of Unproven Mineral Right Interests
     (Unaudited)
(stated in Canadian dollars)

	June 30,	Net	September 30,
	2007	Costs	2007

MEXICO
Monterde Property
Acquisition	$2,738,045	$19,097	$2,757,142
Exploration and Engineering
Amortization	244,819	24,517	269,336
Assays	3,384,707	7,619	3,392,326
Drilling	11,516,830	-	11,516,830
Engineering	1,553,772	46,090	1,599,862
Environmental study	1,158,880	44,883	1,203,763
Field, office	551,884	41,271	593,155
Geological, geophysical	4,025,752	258,021	4,283,773
Legal	419,715	32,904	452,619
Maps, reports, reproductions	754,489	47,618	802,107
Metallurgy	595,170	3,180	598,350
Road and drill site maintenance	1,817,825	52,963	1,870,788
Salary and wages	520,440	53,642	574,082
Scoping study	11,392	-	11,392
Socioeconomic studies	38,806	25,382	64,188
Stakeholder costs	50,185	-	50,185
Supplies	1,514,163	87,704	1,601,867
Travel, accommodation	1,148,857	88,710	1,237,567
Third party recoveries	(9,931)	-	(9,931)
	29,297,755	814,504	30,112,259
	32,035,800	833,601	32,869,401
Setago Property
Acquisition	6,752	-	6,752
Exploration	54,244	-	54,244
	60,996	-	60,996
Pericones Property
Acquisition	8,148	5,111	13,259
Exploration	72,021	71	72,092
	80,169	5,182	85,351

Total unproven mineral right interests	$32,176,965	$838,783	$33,015,748

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
September 30, 2007
     (Unaudited)
(stated in Canadian dollars)

1.	Nature of Operations

Kimber Resources Inc. (“the Company”) is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral rights in Mexico. At the date of these financial statements, the Company has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves. Accordingly, the carrying amount of unproven mineral right interests represents expenditures made to date and does not necessarily reflect present or future values. The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of the Company to obtain the necessary financing to complete their exploration and development and to resolve any environmental, regulatory, or other constraints.

The Company has taken steps to verify title to its mineral right interests in accordance with industry standards for the current stage of exploration of these properties, however, these procedures do not guarantee that title to these rights may not be subject to unregistered prior agreements or other undetected defects.

The Company does not generate cash flow from operations and accordingly, the Company will need to raise additional funds through future issuance of securities. Although the Company has been successful in raising funds in the past, there can be no assurance the Company will be able to raise sufficient funds in the future, in which case the Company may be unable to meet its obligations as they come due in the normal course of business. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the balance sheet.

2.	Accounting Principles and Use of Estimates

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (GAAP) and require management to make estimates and assumptions that affect the amounts reported in these unaudited interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements and accompanying notes for the year ended June 30, 2007 as these statements do not contain all the disclosures required by Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements are stated utilizing the same accounting policies and their methods of application as the most recent annual consolidated financial statements, but are not necessarily indicative of the results to be expected for a full year.

The consolidated interim financial statements include the accounts of the Company and its principal wholly owned subsidiaries, Minera Monterde S. de R.L de C.V. (Mexico) and two other recently activated subsidiaries, Minera Pericones S. A. de C.V. and Kimber Resources de Mexico S. A. de C.V. Intercompany balances and transactions are eliminated on consolidation.

3.	Unproven Mineral Right Interests

The Company’s mineral rights are located in the States of Chihuahua, Mexico and Estado de Mexico, Mexico.

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property comprises of 34 mineral concessions in the Sierra Madre in the State of Chihuahua, Mexico.

     KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
September 30, 2007
(Unaudited)
(stated in Canadian dollars)

3.	Unproven Mineral Right Interests (continued)

Monterde concessions
The Company owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of US$1,054,900.

El Coronel concessions
The Company owns a 100% interest in the El Coronel mineral concessions by having made total payments of US$1,000,000.

Staked concessions
The Company has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions. There are no payment obligations for these staked concessions aside from annual taxes.

Setago Property

The Company staked the Setago Property in 2004, which lies approximately 24 kilometres to the west of the Monterde Property and consists of one exploration concession. Two additional concessions have been staked and applications for title are pending. The property requires no payments, other than for annual taxes.

Pericones Property

The Company, through its wholly-owned Mexican subsidiary, Minera Pericones S. A. de C.V. (Mexico), has acquired a property, approximately 6300 hectares in size in Estado de Mexico. The property ("Pericones") covers at least two areas which are prospective for bulk tonnage silver deposits. No work was carried out on the Pericones property during the quarter. The property requires no payments, other than for annual taxes.

4.	Amounts Receivable

Amounts receivable at September 30, 2007 are comprised primarily of an IVA tax refundable from the Government of Mexico. The IVA Tax is 15% of expenditures in Mexico and $147,569 is receivable at September 30, 2007 (June 30, 2007 - $374,501).

5.	Equipment

		September 30, 2007
		(Unaudited)		June 30, 2007
	Cost	Accumulated	Net value	Net value
		Amortization
Camp and equipment	$469,772	(110,456)	359,316	$365,045
Camp vehicles	223,971	(92,114)	131,857	144,142
Computer equipment	148,655	(70,354)	78,301	78,034
Computer software	54,684	(47,145)	7,539	9,494
Office fixtures and equipment	64,191	(18,218)	45,973	47,515
	$961,273	(338,287)	622,986	$644,230

KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
September 30, 2007
     (Unaudited)
(stated in Canadian dollars)

6.	Segmented Information

	September 30,	June 30,
	2007	2007
Assets by geographic segment, at cost
Canada
Current	$4,995,962	$5,850,929
Equipment	76,838	77,665
	5,072,800	5,928,594
Mexico
Current	181,888	836,400
Equipment	546,148	566,565
Unproven mineral right interests	33,015,748	32,176,965
	33,743,784	33,579,930

	$38,816,584	$39,508,524

7.	Share Capital

	a)	Authorized: 80,000,000 common shares without par value

	b)	Issued and outstanding:

	Number of Shares	Amount

Balance – June 30, 2006	47,114,922	$42,766,942

Exercise of options	742,032	825,013
Exercise of warrants	1,566,666	2,819,999
Less share issue costs	-	(4,047)
Reallocation from contributed
surplus on exercise of options	-	354,425
Balance – June 30, 2007	49,423,620	46,762,332
Exercise of options	425,000	191,250
Reallocation from contributed
surplus on exercise of options	-	-
Balance – September 30, 2007	49,848,620	$46,953,582

c)	Warrants

At September 30, 2007, no warrants were outstanding. No warrants have been granted or exercised since June 30, 2007.

KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
September 30, 2007
     (Unaudited)
(stated in Canadian dollars)

7.	Share Capital (continued)

d)	Stock Options

The Company’s stock option plan allows the Company to grant up to 5,294,613 stock options, exercisable at the market price as determined on the last trading date preceding their grant, and vesting as to 1/3 of their number on the date of their grant and then 1/3 in each nine month period thereafter.

Summary of stock option activity:

	3 Months ended Sept 30, 2007		Year ended June 30, 2007
	Options	Weighted average	Options	Weighted average
	Outstanding	exercise price	Outstanding	exercise price

Balance, beginning of period	2,695,000	$1.66	3,402,800	$1.21
Granted	465,000	0.86	1,125,000	2.24
Exercised	(425,000)	0.45	(742,032)	1.11
Forfeited / Expired	(10,000)	1.95	(1,090,768)	1.23
Balance, end of period	2,725,000	$1.71	2,695,000	$1.66

Stock options outstanding and exercisable at September 30, 2007 are as follows:

Exercise	Number	Number	Expiry
price	outstanding	exercisable	date
$
0.45	25,000	25,000	October 2007
0.73	330,000	330,000	August 2008
2.05	75,000	75,000	January 2009
2.14	495,000	495,000	October 2009
1.80	25,000	25,000	December 2009
1.65	245,000	245,000	September 2010
1.50	50,000	50,000	December 2010
2.40	150,000	100,000	July 2011
2.59	225,000	150,000	November 2011
2.67	100,000	66,667	December 2011
1.95	540,000	180,000	April 2012
0.85	65,000	21,667	September 2012
0.86	400,000	133,333	September 2012
	2,725,000	1,896,667

KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
September 30, 2007
     (Unaudited)
(stated in Canadian dollars)

8.	Contributed Surplus and Stock-based Compensation

The fair value of stock options granted is estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate – 3.9% (2006 – 3.1% -4.3%); estimated share price volatility – 56%-64% (2006 – 41%-66%); expected life – 1.5 -5 years (2006 – 1.5 -5 years).

Option pricing models require the use of estimates and assumptions including the expected volatility. Changes in these underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Stock-based-compensation has been recognized for the following grants:

Balance - June 30, 2006	1,796,853

Options granted to employees and consultants	527,957
Share options exercised, transfer to share capital	(354,425)
Balance - June 30, 2007	$1,970,385

Options granted to employees and consultants	179,906
Share options exercised, transfer to share capital	-
Balance – September 30, 2007	$2,150,291

For stock options granted and not vested, compensation expense is recognizable in future periods as follows:

June 30, 2008	374,095
June 30, 2009	195,828
$569,923

9.	Related party transactions

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties. Amounts due to or from related parties are unsecured, non-interest bearing and are due on demand.

a) By Settlement Agreements dated April 26, 2007 the Company settled any claims which Robert V. Longe, President, CEO and Director and Michael E. Hoole, VP and Secretary may have in respect to Change of Control Agreements with each of them dated January 13, 2004.

Pursuant to the settlement agreement with Mr Longe, the Company has agreed to pay him $339,657 plus unused vacation upon retirement on or before October 31, 2007. The total of this amount, $339,657 has been accrued at September 30, 2007.

Pursuant to the settlement agreement with Mr Hoole, it has been agreed that Mr Hoole will remain as Vice President and Secretary of the Company until his date of termination as an officer on or before February 28, 2008 and he will be paid $339,657 by way of salary continuance from May 1, 2007 until he ceases to be an officer and employee of the Company with balance payable at that time. At September 30, 2007 the Company owes $271,402 of remaining commitments to Mr. Hoole. In addition, Mr Hoole is being paid at the rate of $1,000/day for each day worked for the Company. The total outstanding amount of $271,402 has been accrued at September 30, 2007.

KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
September 30, 2007
     (Unaudited)
(stated in Canadian dollars)

9.	Related party transactions (continued)

	b)	During the quarter ended September 30, 2007, fees of $34,027 (September 30, 2006 - $38,046) were paid to J.B. Engineering Ltd . An officer of the Company is a principal of J.B. Engineering Ltd.

10.	Contingent liability

On September 12, 2006 an employee of Minera Monterde, S. de R.L. de C.V., a subsidiary of Kimber Resources Inc., was involved in a road collision with a group of cyclists while driving a truck owned by the subsidiary. $89,401 was paid in December 2006 to the Mexican authorities in respect of this matter. The Company does not estimate it to be probable that there will be any further payments to be required in relation to this incident but has not yet received formal releases from all potential claimants.

11.	Subsequent Events

Effective October 31, 2007, Gordon Cummings former Chief Financial Officer with the Company was appointed President & Chief Executive Officer of the Company. He succeeds Robert V. Longe, who retired at the end of October.

On October 25, 2007, 25,000 common shares were issued upon exercise of options for total proceeds of $11,250.

     Kimber Resources Inc.
Management’s Discussion and Analysis
November 1, 2007

The following management discussion and analysis of the Company’s financial position is for the three month period ended September 30, 2007 and covers information up to the date of this report. This discussion should be read in conjunction with the attached unaudited interim consolidated financial statements and related “Notes to the Unaudited Interim Consolidated Financial Statements” which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The discussion and analysis may contain certain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.kimberresources.com.

The Company’s auditor has reviewed but not audited the unaudited interim consolidated financial statements for the three month period ended September 30, 2007.

Introduction

Kimber Resources Inc. is a Canadian-based company principally engaged in the exploration of gold and silver in Mexico. Kimber owns mineral concessions covering approximately 32,000 hectares of the prospective Sierra Madre gold-silver belt where initial reconnaissance exploration carried out in 2007 has identified a number of new exploration targets. To date, three gold-silver deposits have been identified within the Company’s Monterde property. The Carmen deposit, which has been extensively drilled, is currently undergoing detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current resources.

Results of Operations

The net loss for the three month period ended September 30, 2007 was $839,649 or $0.02 per common share compared with $418,217 or $0.01 per share loss for the three months ended September 30, 2006.

During the three months ended September 30, 2007 the Company spent $838,783 on its mineral properties (as compared to $3,737,354 for the three months ended September 30, 2006); $24,208 was incurred for property acquisition payments and taxes and had mineral property exploration expenditures of $814,575. The exploration costs at Monterde were $814,504, considerably lower that the quarter ended September 30, 2006 due to drilling and assays being temporarily halted while the geologic modeling progresses. Drilling costs were $nil compared to $1,707,218 in September 30, 2006. Assay costs during the three months ended September 30, 2007 were $7,619 compared to $402,225 for the comparable period ended September 30, 2006. Camp supplies costs were $87,704 compared to $324,500 for the comparable period ended September 30, 2006. Geological expenditures were $258,021 compared to $292,270 in the three months ended September 30, 2006.

In accordance with the stock-based compensation policy required by the Canadian Institute of Chartered Accountants the Company recorded an expense of $179,906 on 790,000 stock options including 465,000 granted in the period. This is a non-cash expense and does not affect the Company’s operations. Without this non-cash expense, the Company would have recorded a loss of $659,743 or $0.013 weighted average loss per share during the quarter.

Salary and benefits expenses increased to $289,540 in the three months ended September 30, 2007 from $197,275 in the three months ended September 30, 2006 due to salary and director’s fees increases and

1

administrative demands that have grown with increases in certain of the Company’s activities and regulatory compliance requirements.

Legal audit and consulting fees increased to $226,677 for the quarter ended September 30, 2007 as compared to $68,727 for the comparable period ended September 30, 2006. The increase is primarily attributable to fees accrued for assistance in the company’s corporate consulting activities, Sarbanes Oxley (SOX) compliance fees, and legal fees for various corporate matters.

Investor relations and shareholder communications expenses decreased to $11,474 in the three months ended September 30, 2007 from $31,211 in the three months ended September 30, 2006

Office and miscellaneous expenses increased during the period ended September 30, 2007 to $67,435 from $53,323 in the three months ended September 30, 2006. The increase is mainly attributable to increased insurance costs, office supplies, printing costs and computer service and maintenance costs.

Rent expense for the head office increased to $46,630 in the period ended September 30, 2007 from $25,834 in the three month period ended September 30, 2006 as the result of the additional office space occupied this year.

The Company recorded a loss from foreign exchange of $18,916 during the three months ended September 30, 2007 as opposed to a gain of $21,058 in the period ended September 30, 2006. The loss comes from funds advanced to Mexico during the current and previous periods that have declined in value due to fluctuations in the Mexican peso or United States Dollar relative to the Canadian dollar. The rate of exchange for the Mexican peso began the fiscal year at 0.09877 and closed lower to 0.09097 on September 30, 2007. The rate of exchange for the United States Dollar versus the Canadian dollar was 1.0656 at June 30, 2007 and 0.9929 at September 30, 2007 with fluctuations during the quarter above and below the opening and closing rates.

Summary of Quarterly Results for periods ended December 31, 2005 to September 30, 2007

	Q2 Dec31/05	Q3 Mar31/06	Q4 Jun30/06	Q1 Sep30/06
Interest income	34,169	74,470	162,867	144,861
Total Loss	(608,484)	(546,797)	(705,370)	(418,217)
Loss per share	(0.02)	(0.01)	(0.02)	(0.01)

	Q2 Dec31/06	Q3 Mar31/07	Q4 Jun30/07	Q1 Sep30/07
Interest income	117,901	85,841	66,890	58,079
Total Loss	(737,982)	(606,468)	(2,051,271)	(839,649)
Loss per share	(0.01)	(0.01)	(0.04)	(0.02)

The Company is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in costs are generally attributed to growth in operations and success in financing activities, which allow the Company to undertake further development and exploration on its properties.

Revenues for the Company are for interest and gains received on cash or short-term investments (low-risk banker’s acceptance notes that yield 4.80% on an annual basis) classified as cash. Interest revenues fluctuate according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest received on cash balances.

2

Financial Condition

At September 30, 2007, the Company had working capital of $4,085,643 (June 30, 2007 - $5,371,675). The change in working capital is the result of decreased available cash and cash equivalents to $4,933,606 compared to the previous year end (June 30, 2007 - $6,200,602). During the three months ended September 30, 2007 the Company issued 425,000 shares for net proceeds of $191,250 from option exercises.

Current liabilities were $1,092,207 at September 30, 2007 compared to $1,315,654 as at June 30, 2007. The Company has no long-term indebtedness or long-term obligations.

Cash Flows

The Company generates cash inflow from selling its shares either through financings or the exercise of stock options. There is a liquidity risk that these warrants and options may not be exercised if the price of the Company’s share price falls below the exercise price due to market conditions.

Amounts receivable decreased by $244,048 to $185,433 during the three months ended September 30, 2007 mainly attributable to input tax credit payments and recoveries for IVA Tax receivable from the Government of Mexico. Receivables for IVA is 15% of expenditures in Mexico. As at September 30, 2007 four months (June to September inclusive) of IVA are receivable compared to five months as at June 30, 2007.

Prepaid expenses, which are mostly insurance policies and advances for investment conferences, increased since the fiscal year end by $1,565 to $58,811.

Property acquisition costs of $19,097 were incurred for concession taxes on the Monterde Property and $5,111 for the Pericones Property for the quarter ended September 30, 2007.

During the three months ended September 30, 2007 the Company issued 425,000 shares for net proceeds of $191,250 from option exercises.

Financings

The Company has not carried out any financings during the current fiscal year to date.

Contractual Obligations

The Company has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has no future contractual obligations to property vendors for any of its properties.

The Company leases its office premises under an operating lease which expires in the fiscal year ending June 30, 2011. The Company is obligated to make basic rent payments under its operating lease in each of the fiscal years from 2007 to 2011 totalling $290,407 at September 30, 2007. In addition, under the lease the Company has the obligation to pay its proportionate share of operating costs and taxes for the building.

By Settlement Agreements dated April 26, 2007 the Company settled any claims which Robert V. Longe, President, CEO and Director and Michael E. Hoole, Vice President and Secretary may have in respect to Change of Control Agreements with each of them dated January 13, 2004.

Pursuant to the settlement agreement with Mr Longe, the Company has agreed to pay him $339,657 plus unused vacation upon retirement on or before October 31, 2007. This amount has been accrued at September 30, 2007 and at June 30, 2007. This amount is unpaid at November 1, 2007.

3

Pursuant to the settlement agreement with Mr Hoole, it has been agreed that Mr Hoole will remain as Vice President and Secretary of the Company until his date of termination as an officer on or before February 28, 2008 and he will be paid $339,657 by way of salary continuance from May 1, 2007 until he ceases to be an officer and employee of the Company with the balance payable at that time. At September 30, 2007 the Company owes $271,402 ($312,255 as at June 30, 2007) of remaining commitments to Mr. Hoole. In addition, Mr Hoole is being paid at the rate of $1,000/day for each day worked for the Company. The amount of $271,402 has been accrued at quarter end.

Capital Resources and Liquidity

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at October 31, 2007 the Company’s working capital consisted of cash and cash equivalents of approximately $4,584,000 receivables of $117,000 and payables of $972,000. As at October 31, 2007, the overall net working capital of the Company was approximately $3,729,000

If existing vested, in-the-money options were exercised, the Company would generate $385,233.

At present, management believes that it has sufficient financial resources to continue operations at the current level until early-2008.

The Company does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

Amounts paid to related parties were in the normal course of operations and were valued at fair market value as determined by management.

Mineral Properties

The Monterde Property, located in the Sierra Madre Mountains of southwestern Chihuahua State, is the Company’s principal asset. It covers 29,000 hectares in claims which stretch for 37 kilometres along the trend of mineralization. Access to the developed part of the property is by 225 km of paved highway from Chihuahua City followed by 35 km of logging road from San Rafael, where railroad and power are also available.

The Company holds 100% of the Monterde property, free of royalties, through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V. In its northern part, three mineral deposits, the Carmen, Carotare, and Veta Minitas have been developed to the point of having gold and silver resources, most of them in the Measured and Indicated categories. Details of these resources are listed in the Form 20F Annual Report, filed on SEDAR and EDGAR.

The principal deposit is the Carmen on which 572 holes have been drilled. Like many other deposits in the Sierra Madre, it falls in the category oxidized, low sulphidation, epithermal. There are two satellite deposits: the Veta Minitas which is adjacent to the Carmen, and the Carotare, two kilometres to the east.

Carmen deposit

There were minor changes (a slight increase) to mineral resources on the Carmen deposit during this reporting period. The block model estimate of July 17, 2006 has been adjusted (May, 2007) and an estimate of resources which are likely to be minable from underground has been prepared by polygonal methods. No drilling was carried out during the first quarter of the year ended June 30, 2008. There is no immediate plan for further drilling on the Carmen deposit. Current estimates on the Carmen deposit are shown in the table below.

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Carmen Deposit
		Gold	Silver	Gold Eq.*	Gold	Silver	Gold Eq.*
	Tonnes	(g/t)	(g/t)	(g/t)	(oz)	(oz)	(oz)

Carmen Deposit (Estimate "M" block model)
Measured ("M")	23,270,000	0.78	44	1.37	583,100	33,180,000	1,025,500
Indicated ("I")	9,950,000	0.68	26	1.03	218,000	8,460,000	330,800
M & I	33,220,000	0.75	39	1.27	801,100	41,640,000	1,356,300
Inferred	3,530,000	0.64	17	0.87	72,600	1,950,000	98,600

Carmen Deposit (higher grades, beneath Estimate M)
Inferred	703,000	6.41	67	7.30	144,800	1,513,000	165,000

Gold-equivalent assumes equivalance of 75 units of silver to one unit of gold.

During the period May to September the principal focus on the Carmen deposit has been to compile all geologic data (from drill holes, mapping and sampling) so that greater detail can be applied to resource estimates (for both open pit and underground mining) and to the distribution of high and low recovery zones for silver within the deposit. This definitive geologic compilation and the accompanying interpretation are pre-requisites for the next resource estimates and for all economic studies to follow.

The next phase of metallurgical testing involves agitation leach tests which are currently underway. Completion of the geologic compilation with the agitation tests will outline the different silver-recovery zones within the deposit.

Carotare and Veta Minitas Deposits

Resource estimates on both the Carotare deposit (November, 2005) and the Veta Minitas deposit (November, 2004) remain unchanged and are shown below.

Carotare Deposit
			Silver	Gold Eq.*	Gold	Silver	Gold Eq.*
	Tonnes Gold	(g/t)	(g/t)	(g/t)	(oz)	(oz)	(oz)

Measured	1,680,000	0.81	29	1.2	44,000	1,578,000	65,000
Indicated	1,020,000	0.83	29	1.21	27,000	945,000	40,000
M & I	2,700,000	0.82	29	1.21	71,000	2,523,000	105,000
Inferred	3,780,000	0.85	25	1.18	103,000	2,987,000	143,000
Veta Minitas
Measured	701,000	0.63	88	1.8	14,200	1,974,900	40,600
Indicated	176,000	1.03	105	2.42	6,000	591,800	13,700
M & I	877,000	0.72	91	1.93	20,200	2,566,700	54,300
Inferred	400,000	0.37	69	1.28	4,500	840,000	15,700

Gold-equivalent assumes equivalance of 75 units of silver to one unit of gold.

Exploration Drilling at Carotare & El Orito

Drilling on the El Orito Norte and on extensions to the Carotare deposit ended in January 2007. No additional resources have been identified on these targets but final analyses of the results from the drilling and geological interpretation have not been completed.

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New Drill Targets

During March and April 2007 two new drill targets were identified by geological mapping and sampling.

Structures on the Carmen deposit were followed to the south of the resources currently defined by drilling. The type of alteration typically associated with such structures has been extended for 900 metres and remains open. This drill target, now known as Carmen South, consists of at least two structures which appear to be extensions of those on the Carmen deposit. A drilling permit has been received.

The Arimo target was identified by mapping and sampling. Lying to the immediate south of one of the villages and on a major regional structure, an outcrop of silicified hydrothermal breccia has been shown to be auriferous. Further mapping and sampling is being carried out and a drill permit has been received.

Exploration on the Monterde Property

The first stage of the reconnaissance exploration program has been completed. Results from the northern part of the Monterde property identified five catchment basins with significantly anomalous values in silver and gold on which follow up investigations are required.

Other Properties

The Company holds two other properties, the Setago, also in the Sierre Madre, 24 km to the west of Monterde, and Pericones in Estado de Mexico. Both were acquired by staking and are 100% owned.

Safety

Kimber continues to encourage a safe work environment. Safety meetings have been held and first aid instruction given. Protective equipment is mandatory in the vicinity of heavy machinery and underground.

Erosion Control

Measures to control erosion caused by periodic heavy rain in areas disturbed by drilling and road building continue. The effect of an exceptional storm on July 8, 2007 was mitigated by the structures (gabions and culverts) already installed, however remediation work necessitated by the storm is anticipated to cost approximately $150,000.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements or transactions and none are contemplated.

Financial and Other Instruments

The Company maintains the majority of its cash balances in Canadian dollars and converts them to United States dollars or Mexican Pesos when payments are required. No hedging has been undertaken to date as management has viewed the Canadian dollar as the stronger currency in recent years. No funds have been invested in asset-backed commercial paper.

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, the fair value of which approximates their carrying value due to the short term to maturity. Property payment commitments are due in United States dollars which will vary with the Canadian/US dollar exchange rate.

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Legal Proceedings

The Company and its subsidiaries are not parties to any legal proceedings and have no contingent liabilities, except as follows:

On September 12, 2006 an employee of Minera Monterde, S. de R.L. de C.V., a subsidiary of Kimber Resources Inc., was involved in a road collision with a group of cyclists while driving a truck owned by the subsidiary. $89,401 was paid in December 2006 to the Mexican authorities in respect of this matter. The Company does not believe that there will be any further legal liability in relation to this incident but has not yet received formal releases from all potential claimants.

Changes in Accounting Policy

There were no changes to accounting policies adopted in the quarter ended September 30, 2007.

Internal Controls Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There has been no significant change in the Company’s internal control over financial reporting during the quarter ended September 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that material information is made known to the President and Chief Financial Officer and other officers and have concluded that its disclosure controls and procedures are effective.

Outstanding Share Data

The Company has one class of shares and at September 30, 2007 the Company had 49,848,620 shares issued and 52,573,620 outstanding on a fully diluted basis.

The Company has a stock option plan and at September 30, 2007 there were 2,725,000 options outstanding. Of the 2,725,000 options granted to employees, directors and consultants 1,896,667 had vested.

The Company had no warrants outstanding as at September 30, 2007.

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Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report and in the notes to financial statements.

The Company’s financial success is subject to general market conditions, which affect mining and exploration companies. The value of the Company’s mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which the Company has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso. The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted. The Company also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances. The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While the Company has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

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Form 52-109F2 - Certification of Interim Filings

I, Gordon Cummings, President and Chief Executive Officer of Kimber Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kimber Resources Inc., (the issuer) for the period ended September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 14, 2007

“Gordon Cummings”
President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Lyn Davies, Acting Chief Financial Officer of Kimber Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kimber Resources Inc., (the issuer) for the period ended September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 14, 2007

“Lyn Davies”
Acting Chief Financial Officer